UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8‑K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date  of earliest event reported): December 19, 2019

EVANS BANCORP, INC.
(Exact name of registrant as specified in its charter)

New York	001-35021	161332767
(State or other jurisdiction of incorporation)	(SEC Commission File Number)	(IRS Employer Identification Number)

One Grimsby Drive Hamburg, New York	14075
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 716-926-2000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.50 par value	EVBN	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On December 19, 2019, Evans Bancorp, Inc. (“Evans”), a New York corporation and the parent holding company of Evans Bank, N.A. (“Evans Bank”), MMS Merger Sub, Inc. (“Merger Sub”), a Maryland corporation and wholly owned subsidiary of Evans, and FSB Bancorp, Inc. (“FSB”), a Maryland corporation and the parent holding company of Fairport Savings Bank (“FSB Bank”), entered into an Agreement and Plan of Reorganization (the “Agreement”), pursuant to which, subject to the terms and conditions of the Agreement, among other things, (i) Merger Sub will merge with and into FSB (the “Merger”), with FSB continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Evans, (ii) immediately thereafter, FSB (as the surviving corporation in the Merger) will merge with and into Evans (together with the Merger, the “Holdco Mergers”), with Evans being the surviving corporation and (iii) immediately thereafter, FSB Bank will merge with and into Evans Bank, with Evans Bank continuing as the surviving bank (together with the Holdco Mergers, the “Merger Transactions”).

Subject to the terms and conditions of the Agreement, upon the consummation of the Merger, FSB stockholders will have the right to receive, subject to possible adjustment, for each share of common stock, par value $0.01 per share, of FSB (“FSB Common Stock”), either (i) 0.4394 shares of common stock, par value $0.50 per share, of Evans (“Evans Common Stock”), or (ii) $17.80 in cash, at the election of such holder.  All such elections are subject to adjustment on a pro rata basis, so that approximately 50% of the aggregate consideration paid to FSB  stockholders will be cash and approximately 50% will be Evans Common Stock.

The Agreement contains customary representations and warranties and covenants by Evans and FSB, including, among others, covenants relating to (1) the conduct of each party’s business during the period prior to the consummation of the Merger, (2) FSB’s obligations to facilitate FSB’s stockholders’ consideration of, and voting upon, the Agreement and the Merger, (3) the recommendation by the FSB board of directors in favor of approval of the Agreement and the Merger Transactions, and (4) FSB’s non-solicitation obligations relating to alternative business combination transactions.  Furthermore, the Agreement provides that, following the consummation of the Merger, Kevin D. Maroney, President and Chief Executive Officer of FSB, will join the Evans board of directors.

The Merger is subject to customary closing conditions, including, among others, (1) approval of the Agreement and the Merger by the stockholders of FSB, (2) receipt of required regulatory approvals, (3) the absence of any law or order prohibiting the consummation of the transactions contemplated by the Agreement (including the Merger Transactions), (4) the effectiveness of the registration statement for the Evans Common Stock to be issued in the Merger,  and (5) the approval of the listing on the New York Stock Exchange American of Evans Common Stock to be issued in the Merger.

Each party’s obligation to consummate the Merger Transactions  is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Holdco Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Evans’ obligation to consummate the Merger Transactions is also subject to the receipt of regulatory approvals without the imposition of a condition that is materially and unreasonably burdensome to Evans’ business or the business of FSB or FSB Bank, in each case following the Closing, or which would reduce the economic benefits of the transactions contemplated by the Agreement to Evans to a degree that Evans would not have entered into the Agreement had such condition been known to it at the date of the Agreement.

The Agreement provides certain termination rights for both Evans and FSB and further provides that a termination fee of $1,400,000 will be payable by FSB, upon termination of the Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger Transactions, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding Evans or FSB, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Evans,  FSB, their respective affiliates or their respective businesses, the Agreement and the Merger Transactions that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of FSB and a prospectus of Evans, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of FSB and Evans make, as applicable, with the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Voting Agreement

In connection with the Agreement, Evans entered into a Voting Agreement with FSB and directors of FSB and certain executive officers of FSB (the “Voting Agreements”). The stockholders that are party to the Voting Agreements beneficially own in the aggregate approximately 9.47% of the outstanding shares of FSB Common Stock. The Voting Agreements require, among other things, that the stockholder  party thereto vote his or her shares of FSB Common Stock in favor of the Merger and the other transactions contemplated by the Agreement and against alternative transactions and not to, directly or indirectly, assign, sell, transfer or otherwise dispose of his or her shares of FSB common stock subject to certain exceptions.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is attached to this Current Report as Exhibit 10.1, and incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. When used in this Current Report on Form 8-K, or in the documents incorporated by reference herein, the words “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “look to,” “goal,” “target” and similar expressions identify such forward-looking statements. These forward-looking statements include, without limitation, statements relating to the impact Evans and FSB expect the Merger Transactions to have on the combined entities operations, financial condition, and financial results, and Evans’ and FSB’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and other benefits Evans and FSB expect to realize as a result of the Merger Transactions. These forward-looking statements are based largely on the expectations of Evans’ and FSB’s respective management and are subject to a number of risks and uncertainties, including, but not limited to, the possibility that the Merger Transactions do not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Evans’ or FSB’s share price before closing, the risk that the businesses of Evans and FSB will not be integrated successfully, the possibility that the cost savings and any synergies or other anticipated benefits from the Merger Transactions may not be fully realized or may take longer to realize than expected, disruption from the Merger Transactions making it more difficult to maintain relationships with employees, customers or other parties with whom Evans or FSB have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of the shares of Evans common stock to be issued in the Merger, the reaction to the Merger Transactions of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of Evans and FSB. We refer you to the additional risk factors that could cause results to differ materially from those described above contained in the Annual Report on Form 10-K filed by Evans for the year ended December 31, 2018, the Annual Report on Form 10-K filed by FSB for the year ended December 31, 2018 and any updates to those risk factors set forth in Evans’ and FSB’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Evans and FSB with the SEC and are available on the SEC’s website at www.sec.gov. Because of these and other uncertainties, actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made.  Neither Evans nor FSB undertakes any obligation, and specifically declines any obligation,  to publicly update or revise forward-looking information, whether as a result of new, updated information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Merger Transactions, Evans will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of FSB and a prospectus of Evans (the “Proxy Statement/Prospectus”), and each of Evans and FSB may file with the SEC other relevant documents concerning the Merger Transactions. The definitive Proxy Statement/Prospectus will be mailed to stockholders of FSB. Stockholders and investors are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger Transactions carefully and in their entirety when they become available and any other relevant documents filed with the SEC by Evans and FSB, as well as any amendments or supplements to those documents, because they will contain important information about Evans, FSB and the Merger Transactions.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about Evans and FSB, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to Evans Bancorp, Inc., One Grimsby Drive, Hamburg, New York 14075, Attention: Corporate Secretary, Telephone: (716) 926-2000 or to FSB Bancorp, Inc., 45 South Main Street, Fairport, New York 14450, Attention: Corporate Secretary, Telephone: (585) 223-9080, or by accessing Evans’ website at www.evansbank.com under “Investor Relations” or FSB’s website at www.fairportsavingsbank.com under “Investor Relations.” The information on Evans’ and FSB’s websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Evans, FSB and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of FSB in connection with the Merger Transactions. Information about Evans’ directors and executive officers is available in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 21, 2019, and information about FSB’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 22, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Merger Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01 Exhibits.

(d) Exhibits.

Exhibit 2.1 –               Agreement and Plan of Reorganization, dated December 19, 2019, by and between Evans Bancorp, Inc., MMS Merger Sub, Inc. and FSB Bancorp, Inc.*

Exhibit 10.1 –             Form of Voting Agreement, dated December 19, 2019, by and between FSB Bancorp, Inc., FSB Bancorp, Inc. and certain stockholders of FSB Bancorp, Inc.

*    Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

EVANS BANCORP, INC.
Date: December 20, 2019	By:	/s/ David J. Nasca
	Name: Title:	David J. Nasca President and Chief Executive Officer